Exhibit 99.1

Richmont Mines Reports Fourth Quarter and Annual Financial Results; Record Performance at the Island Gold Mine

TORONTO, Feb. 21, 2017 /CNW Telbec/ - Richmont Mines Inc. (TSX: RIC) (NYSE: RIC) ("Richmont" or the "Corporation") announces operating and financial results for the three and twelve months ended December 31, 2016, driven by solid results from the Island Gold Mine. The Corporation will host a conference call and webcast on Tuesday, February 21, 2017, beginning at 8:30 a.m. Eastern Time (details below.) (All amounts are in Canadian dollars, unless otherwise indicated.)

Fourth Quarter and Annual Highlights

•	Company-wide production for the quarter was 29,505 ounces of gold (27,759 ounces sold), a 32% increase over Q4 2015, which contributed to record annual production of 104,050 ounces of gold (102,660 ounces sold), a 6% increase over 2015, achieving the high end of revised production guidance for the year.
•	The solid performance was driven by production from the cornerstone Island Gold Mine of 24,086 ounces of gold (22,422 ounces sold) for the quarter, a 70% increase over Q4 2015, and 83,323 ounces of gold (82,273 ounces sold) for 2016, a 51% increase over 2015, exceeding revised production guidance for the year.
•	Richmont reported fourth quarter revenues of $44.2 million (US$33.1 million), a 39% increase over Q4 2015 and record annual revenues of $168.7 million (US$127.3 million), a 17% increase over 2015.
•	Company-wide cash costs[1] for the quarter were $952 per ounce (US$714 per ounce), a 7% decrease over Q4 2015 and $908 per ounce (US$685 per ounce) for 2016, a 7% decrease over 2015 and in-line with revised cash cost guidance for the year.
•	Cash costs for the Island Gold Mine were $826 per ounce (US$619 per ounce) for the quarter, a 19% decrease over Q4 2015 and $779 per ounce (US$587 per ounce) for 2016, a 24% decrease over 2015 and below revised guidance for the year.
•	Company-wide All-In-Sustaining-Costs[1] ("AISC") for the quarter were $1,229 per ounce (US$922 per ounce), a 26% decrease over Q4 2015 and $1,272 per ounce (US$960 per ounce) for 2016, a 7% decrease over 2015 and in-line with revised AISC guidance for the year.
•	AISC for the Island Gold Mine were $912 per ounce (US$683 per ounce) for the quarter, a 42% decrease over Q4 2015 and $988 per ounce (US$745 per ounce) for 2016, a 32% decrease over 2015 and below revised guidance for the year.
•	Earnings for the quarter were $1.1 million (US$0.8 million), or $0.02 per share (US$0.01 per share), a $5.2 million improvement over the Q4 2015 loss of $4.1 million. Earnings for 2016 were $12.5 million (US$9.4 million), or $0.20 per share (US$0.15 per share), an 84% increase over 2015.
•	Operating cash flow[2] for the quarter was $12.6 million (US$9.5 million), or $0.20 per share (US$0.15 per share), an 86% increase over Q4 2015. Operating cash flow for 2016 was $48.2 million (US$36.4 million), or $0.79 per share (US$0.60 per share), a 14% increase over 2015.
•	Richmont ended the year with a strong cash balance of $75.1 million (US$55.9 million) that is expected to fully support the Corporation's organic growth strategy.

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[1]	Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section contained in the 2016 Management's Discussion and Analysis.
[2]	Operating cash flow presented is after changes in non-cash working capital.

Recent Corporate Highlights

•	On February 2, 2017, Richmont announced a projected increase of up to 15% in 2017 company-wide production guidance to between 110,000 and 120,000 gold ounces, including high-quality production growth from the Island Gold Mine to between 87,000 and 93,000 gold ounces. The increase in production is expected to drive a decrease of up to 8% in cash costs both company-wide and at the Island Gold Mine.
•	On January 31, 2017, Richmont announced Mineral Reserves and Resources as of December 31, 2016. Mineral Reserves at the cornerstone Island Gold Mine increased by 34% (net of depletion) to 752,200 ounces of gold, at an increased grade of 9.17 g/t gold. Inferred resources increased by 30% (net of conversion) to 995,700 gold ounces, at an increased grade of 10.18 g/t, at an average discovery cost of less than $35 per ounce.
•	On January 25, 2017, Richmont announced the appointment of Mr. Rob Chausse as Chief Financial Officer effective March 20, 2017.
•	On December 19, 2016, Richmont announced the receipt of the required permit amendments that allow for ore mining and processing rate increases to an average of 1,100 tonnes per day as contemplated in the Expansion Case Preliminary Economic Assessment ("Expansion Case PEA") that is currently under review.

"We have reported a number of key milestones for 2016, including record company-wide production. The strong performance was driven by another consecutive year of solid results from the Island Gold Mine, which exceeded all annual production and cost guidance metrics," stated Renaud Adams, CEO. He continued, "2016 was a pivotal year for Island Gold. During the year we completed a strategic underground mine and mill upgrade, advanced the accelerated underground development program and received the amended permits to increase mine and mill throughput rates to 1,100 tonnes per day. In 2017 we will continue to focus on positioning the Island Gold Mine for long-term success that drives shareholder value creation, which is supported by a solid balance sheet and a disciplined management team."

Financial Highlights

(in thousands of $, except per share amounts)	Quarter ended Dec. 31, 2016	Quarter ended Dec. 31, 2015	Year ended Dec. 31, 2016	Year ended Dec. 31, 2015
Revenue from mining operations	44,204	31,864	168,700	143,733
Net earnings (loss) per share, basic	0.02	(0.07)	0.20	0.12
Operating cash flow, per share	0.20	0.12	0.79	0.74
Adj. operating cash flow, per share(1)(2)	0.17	0.04	0.80	0.60
Net free cash flow, per share(2)	(0.05)	(0.27)	(0.25)	(0.17)
Revenue from mining operations (US$)	33,134	23,861	127,340	112,406
Net earnings (loss) per share, basic (US$)	0.01	(0.05)	0.15	0.09
Operating cash flow, per share (US$)	0.15	0.09	0.60	0.58
Adj. operating cash flow, per share(1)(2) (US$)	0.13	0.03	0.61	0.47
Net free cash flow, per share(2) (US$)	(0.04)	(0.21)	(0.19)	(0.13)
(1)	Before changes in non-cash working capital.
(2)	Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the 2016 Management's Discussion & Analysis.

Operational Highlights

	Quarter ended Dec. 31, 2016	Quarter ended Dec. 31, 2015	Year ended Dec. 31, 2016	Year ended Dec. 31, 2015
Gold produced (oz)	29,505	22,380	104,050	98,031
Gold sold (oz)	27,759	21,576	102,660	96,895
Average cash costs per ounce ($)(1)	952	1,028	908	972
Average AISC per ounce ($)(1)	1,229	1,660	1,272	1,368
Average realized gold price per ounce ($)	1,589	1,474	1,640	1,480
Average cash costs per ounce (US$)(1)	714	770	685	760
Average AISC per ounce (US$)(1)	922	1,243	960	1,070
Average realized gold price per ounce (US$)	1,191	1,104	1,238	1,157
(1)	Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the 2016 Management's Discussion and Analysis.

Island Gold Mine Highlights

ISLAND GOLD MINE	Quarter ended Dec. 31, 2016	Quarter ended Dec. 31, 2015	Year ended Dec. 31, 2016	Year ended Dec. 31, 2015
Gold produced (oz)	24,086	14,203	83,323	55,040
Gold sold (oz)	22,422	13,504	82,273	52,363
Cash costs per ounce ($)(1)	826	1,019	779	1,027
AISC per ounce ($)(1)	912	1,580	988	1,453
Realized gold price per ounce ($)	1,592	1,476	1,639	1,481
Cash costs per ounce (US$)(1)	619	763	587	803
AISC per ounce (US$)(1)	683	1,183	745	1,136
Realized gold price per ounce (US$)	1,193	1,105	1,237	1,158
Underground tpd	977	657(2)	869(3)	659(2)
Mill tonnes	83,091	60,352	297,757	242,137
Mill tpd	903	656(2)	814(3)	663(2)
Head grade (g/t gold)	9.31	7.62	9.02	7.31
Recoveries (%)	96.9	96.0	96.5	96.8
Sustaining costs ($000's)	1,920	7,576	17,203	22,330
Project costs ($000's)	11,535	14,505	39,925	30,894
Non-sustaining exploration ($000's)	3,899	2,865	14,802	4,600
Sustaining costs (US$000's)	1,439	5,673	12,985	17,463
Project costs (US$000's)	8,646	10,862	30,137	24,160
Non-sustaining exploration (US$000's)	2,923	2,145	11,173	3,597
(1)	Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the 2016 Management's Discussion and Analysis.
(2)	2015 productivity includes a 3-week underground mine shutdown and a 2-week mill shutdown in Q4 2015.
(3)	2016 productivity includes a 16-day underground mine shutdown and a 25-day mill shutdown in Q3 2016.

•	At the end of the year, the Island Gold Mine reported over 6 years of operations without lost-time injury.
•	Production for the quarter was 24,086 ounces of gold (22,422 ounces sold) and 83,323 ounces of gold (82,273 ounces sold) for the year, a 51% increase over 2015, exceeding revised production guidance for the year.
•	Cash costs for the quarter were $826 per ounce (US$619 per ounce). Cash costs for 2016 were $779 per ounce (US$587 per ounce), a 24% decrease over 2015 and below revised guidance for the year.
•	AISC for the quarter were $912 per ounce (US$683 per ounce). AISC for 2016 were $988 per ounce (US$745 per ounce), a 32% decrease over 2015 and below revised guidance for the year.
•	Underground mine and mill productivities for the quarter averaged 977 and 903 tonnes per day, respectively, which is consistent with the 2017 production scenario considered in the Expansion Case PEA that is currently under review. For 2016, underground mine and mill productivities averaged 869 and 814 tonnes per day, respectively, a 32% and 23% improvement over 2015.
•	During the quarter, long-hole stope mining began in the eastern and western extensions of the second mining horizon and development in ore began in the higher-grade third mining horizon.
•	The development of the main ramp continued and reached a vertical depth of 846 metres at the end of the quarter. It is expected that the ramp will reach the bottom of the higher-grade third mining horizon at the 860 metre level in the first quarter of 2017.
•	Approximately $6 million of the planned project capital for 2016 was not incurred during the year and a majority of that amount has subsequently been included in the 2017 expansion capital guidance.
•	Mill head grade for the quarter was 9.31 g/t gold, an increase over the prior two quarters, primarily due to the increased contribution of higher-grade development ore from the third mining horizon and a positive grade reconciliation of 10% (mined vs. December 31, 2015 Mineral Reserves).
•	During the quarter, Richmont received the required permit amendments that allow for an ore mining and processing rate increase to an average of 1,100 tonnes per day as contemplated in the Expansion Case PEA that is currently under review.

Beaufor Mine Highlights

BEAUFOR MINE	Quarter ended Dec. 31, 2016	Quarter ended Dec. 31, 2015	Year ended Dec. 31, 2016	Year ended Dec. 31, 2015
Gold produced (oz)	5,419	5,652	19,562	26,411
Gold sold (oz)	5,337	5,237	19,216	26,875
Cash costs per ounce ($)(1)	1,480	1,081	1,444	991
AISC per ounce ($)(1)	1,904	1,512	1,854	1,212
Realized gold price per ounce ($)	1,577	1,467	1,647	1,474
Cash costs per ounce (US$)(1)	1,110	810	1,090	775
AISC per ounce (US$)(1)	1,428	1,133	1,399	948
Realized gold price per ounce (US$)	1,182	1,099	1,243	1,153
Underground tpd	302	306	298	343
Mill tonnes	27,988	28,345	113,013	125,447
Head grade (g/t gold)	6.16	6.30	5.50	6.64
Recoveries (%)	97.8	98.4	98.0	98.6
Sustaining costs ($000's)	2,260	2,259	7,871	5,942
Sustaining costs (US$000's)	1,694	1,692	5,941	4,647
(1)	Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the 2016 Management's Discussion and Analysis.

•	Production for the quarter increased over prior quarters to 5,419 ounces of gold (5,337 ounces sold) at cash costs of $1,480 per ounce (US$1,110 per ounce) and AISC of $1,904 per ounce (US$1,428 per ounce). Underground productivity increased over the prior two quarters to an average of 302 tonnes per day at a higher mill head grade of 6.16 g/t gold (8.78 g/t in December) as a result of improved mobile equipment availability and increased stope mining activities in the higher-grade Q Zone. For 2016, the mine produced 19,562 ounces of gold (19,216 ounces sold) at cash costs of $1,444 per ounce (US$1,090 per ounce) and AISC of $1,854 per ounce (US$1,399 per ounce).
•	Grades and underground productivity are expected to continue to increase in future quarters as a greater proportion of stope mining is planned from the higher grade Q Zone and expanded mobile equipment capacity and availability continue to be improved.
•	Annual production for the Quebec Division, which includes the Beaufor and Monique Mines, was 20,727 ounces of gold. Cash costs for the year were $1,429 per ounce (US$1,079 per ounce) and AISC were $1,816 per ounce (US$1,371 per ounce), underperforming revised guidance for the year.
•	Mine life at the Beaufor Mine is currently less than two years (based on reserves) and as a result, the depreciation will be higher in 2017.

Upcoming News & Events

•	Exploration Update (Late Q1 2017)
•	Expansion Case PEA (Q2 2017)
•	Annual General and Special Meeting of Shareholders (May 4, 2017)

Financial Statements and Management's Discussion and Analysis

The financial statements and related Management's Discussion and Analysis can be found on the Corporation's website at www.richmont-mines.com or under the Corporation's profile on www.sedar.com and with the Securities and Exchange Commission at www.sec.gov/edgar.shtml.

Webcast and Conference Call

Senior management will discuss the 2016 financial results in a webcast and conference call to be held on Tuesday, February 21, 2017 starting at 8:30 a.m. Eastern Time.

Webcast access:

http://event.on24.com/r.htm?e=1355317&s=1&k=D7D190B298425068E1228B2C3B8F9C62

Telephone access:

•	Toll free (Canada & U.S.): 1-888-390-0546
•	Toronto local & International: 1-416-764-8688

A replay will be available until March 7, 2017 by dialing 1-416-764-8677 (Toronto local and international) or 1-888-390-0541 (toll free in Canada and U.S.), using pass code 420436#. The webcast and presentation slides will be archived on the Corporation's website at www.richmont-mines.com.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", "objective" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include, without limitation, changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations and mine development that could affect revenue and production costs and future production. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), as promulgated by the SEC.  The requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") adopted by the Canadian Securities Administrators differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC").

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC's web site: http://sec.gov/edgar.shtml.

National Instrument 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by NI 43-101.

SOURCE Richmont Mines

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For further information: Renaud Adams, President and CEO, Phone: 416 368-0291 ext. 101; Anne Day, Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105

CO: Richmont Mines

CNW 06:30e 21-FEB-17